Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG):  Presentation of the Q3 2015 results 28 October 2015 at 08:00 (CET)

Marine Harvest ASA hereby invites you to the presentation of the results for the third quarter 2015 at Hotel Continental, Stortingsgaten 24/26, 0117 Oslo, Norway.

Please note that the quarterly report and presentation will be published at 07:00 CET.

The presentation will be held in English and will also be webcast. You have the opportunity to post questions online throughout the webcast session. The webcast will be available on http://www.marineharvest.com/investor/quarterly-material/

You are also invited to participate in an international conference call at 16:00 (CET) on the same day where you have the opportunity to ask questions to Marine Harvest’s management. The participants can call in using the details below. Participants for the telephone conference are kindly asked to call in 5-10 minutes in advance of the commencement of the conference in order to subscribe.

Participant Access

Conference Title:	MHG Q3 2015 International Conference call
Moderator Name:	Marine Harvest management
Company Name:	Marine Harvest ASA

Please dial in 5-10 minutes prior to the start time using the number / Confirmation code below.

Conference ID Code: 8539874

Speakers, Local – Norway +47 2100 6911

Participants, National free phone - Chile:	123 0020 8937
Participants, Local - Amsterdam, Netherlands:	+31(0)20 721 9157
Participants, Local - Bangalore, India:	+91(0)80 7127 9040
Participants, Local - Beijing, China:	+861059 045 014
Participants, Local - Berlin, Germany:	+49(0)30 5900 24907
Participants, Local - Brussels, Belgium:	+32(0)2 400 1973
Participants, Local - Budapest, Hungary:	+361700 9874
Participants, Local - Copenhagen, Denmark:	+4532 71 16 63
Participants, Local - Dublin, Ireland:	+353(0)1 2465604
Participants, Local - Frankfurt, Germany:	+49(0)69 2222 10643
Participants, Local - Geneva, Switzerland:	+41(0)22 567 5429
Participants, Local - Helsinki, Finland:	+358(0)9 2310 1618
Participants, Local - Hong Kong, Hong Kong:	+8523068 9883
Participants, Local - Johannesburg,South Africa:	+2711 019 7080
Participants, Local - Kuala Lumpur, Malaysia:	+60(0)3 6207 4618
Participants, Local - Lisbon, Portugal:	+3512131 64173
Participants, Local - London, United Kingdom:	+44(0)20 3364 5729
Participants, Local - Madrid, Spain:	+3491 114 6634

Participants, Local - Milan, Italy:	+3902 3600 9870
Participants, Local - Montreal, Canada:	+1514 669 5893
Participants, Local - Moscow, Russia:	+7495 213 0981
Participants, Local - Mumbai, India:	+91(0)22 6150 1760
Participants, Local - Munich, Germany:	+49(0)89 2030 31222
Participants, Local - New York, United States of America:	+1646 254 3373
Participants, Local - Oslo, Norway:	+472350 0485
Participants, Local - Paris, France:	+33(0)1 76 77 22 32
Participants, Local - Prague, Czech Republic:	+420225 376 427
Participants, Local - Rome, Italy:	+3906 8750 0879
Participants, Local - Sao Paulo, Brazil:	+5511 3351 7276
Participants, Local - Seoul, Republic of Korea:	+82(0)2 3483 1968
Participants, Local - Singapore, Singapore:	+656622 1965
Participants, Local - Stockholm, Sweden:	+46(0)8 5065 3934
Participants, Local - Sydney, Australia:	+61(0)2 9253 5961
Participants, Local - Taipei, Taiwan:	+886(0)2 2656 7338
Participants, Local - Tallinn, Estonia:	+372622 6504
Participants, Local - Tel Aviv, Israel:	+9723721 7906
Participants, Local - Tokyo, Japan:	+81(0)3 4455 6449
Participants, Local - Toronto, Canada:	+1416 915 3236
Participants, Local - Vienna, Austria:	+43(0)1 25302 1766
Participants, Local - Warsaw, Poland:	+4822 584 4254
Participants, Local - Zurich, Switzerland:	+41(0)44 580 7218

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.